Filed by: Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Pfizer Inc.

Commission File No.: 333-188750

Media Contact:
Joan Campion
(212) 733-2798 joan.campion@pfizer.com

Investor Contact:
Chuck Triano
(212) 733-3901 charles.e.triano@pfizer.com

Pfizer Announces Preliminary Results of Zoetis Exchange Offer and

Adjusts 2013 Financial Guidance(1) Solely to Reflect Impact of

Exchange Offer

Continues to expect the full separation of Zoetis to be accretive on a full-year basis to Pfizer’s Adjusted Diluted Earnings Per Share (2) (EPS) and Reported Diluted EPS(3) in 2014

NEW YORK, N.Y. June 24, 2013 – Pfizer Inc. (NYSE: PFE) today announced that, based on preliminary results, its previously announced offer to its shareholders to exchange all, some or none of their shares of Pfizer common stock for shares of Zoetis Inc. (NYSE: ZTS) common stock owned by Pfizer was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, on June 21, 2013. Under the terms of the exchange offer, 0.9898 shares of Zoetis common stock will be exchanged for each share of Pfizer common stock accepted in the exchange offer.

According to the exchange agent, Computershare Trust Company, N.A., 1,680,439,287 shares of Pfizer common stock were validly tendered and not validly withdrawn, including 497,530,121 shares that were tendered by notice of guaranteed delivery. Pfizer has accepted 405,117,195 of the tendered shares in exchange for the 400,985,000 shares of Zoetis common stock owned by Pfizer. Because the exchange offer was oversubscribed, Pfizer accepted only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Pfizer common stock, or an “odd-lot”, who have validly tendered all of their shares and made the appropriate election, will not be subject to proration, in accordance with the terms of the exchange offer.

Based on the total number of shares of Pfizer common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 24% of the tendered shares of Pfizer common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of “odd-lot” shares that were validly tendered and not subject to proration. Pfizer expects to announce the final proration factor promptly following the expiration of the guaranteed delivery period, which is expected to occur on June 26, 2013. Shares of Pfizer common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced.

Promptly after the final proration factor is announced, the exchange agent will credit shares of Zoetis common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Zoetis transfer agent for tendering shareholders who have validly tendered and not validly withdrawn their shares of Pfizer common stock. Checks in lieu of fractional shares of Zoetis common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.

Following the expiration of the exchange offer, Pfizer converted all of its Zoetis Class B common stock into Zoetis Class A common stock and, as noted above, all such converted Class A common stock will be distributed to Pfizer shareholders who validly tendered and did not validly withdraw their shares of Pfizer common stock. As a result, Pfizer no longer holds any ownership interest in Zoetis. Pfizer continues to expect the full separation of Zoetis to be accretive on a full-year basis to Pfizer’s Adjusted Diluted EPS(2) and Reported Diluted EPS(3) in 2014.

J.P. Morgan Securities LLC, BofA Merrill Lynch, Goldman Sachs & Co. and Morgan Stanley served as the dealer managers for the exchange offer.

2013 Financial Guidance(1)

As a result of the full separation of Zoetis, Pfizer will now present Zoetis’ financial results from January 1, 2013 to June 24, 2013 as a discontinued operation.

Pfizer is adjusting its 2013 financial guidance solely to reflect the impact of the Zoetis exchange offer. The adjustment reflects modifications to the following components:

•

Reported Revenues, Adjusted Cost of Sales as a Percent of Revenues(2), Adjusted SI&A Expenses(2), Adjusted R&D Expenses(2) and Adjusted Other (Income)/Deductions(2) : Actual and projected revenue and expense contributions of Zoetis have been excluded for the full-year 2013 from these components. While such contributions of Zoetis also have been excluded for the full-year 2013 from the Effective Tax Rate on Adjusted Income(2) , this did not result in a change in that component.

•	Adjusted Diluted EPS(2): Actual and projected financial results of Zoetis have been excluded for the full-year 2013 through:

•

The presentation of Zoetis financial results as a discontinued operation from January 1, 2013 to June 24, 2013. Zoetis was wholly owned by Pfizer through February 6, 2013, and 80.2% owned by Pfizer from February 7, 2013 to June 24, 2013.

•	The removal of the 80.2% of Zoetis projected financial results from June 24, 2013 through December 31, 2013.

In addition, the weighted average shares outstanding used in the computation of Adjusted Diluted EPS(2) reflects the net reduction(4) in shares of Pfizer’s outstanding common stock as a result of the exchange offer. Because this net reduction(4) occurred on June 24, 2013, Pfizer will recognize only a partial-year benefit to its full-year 2013 Adjusted Diluted EPS(2).

The impact of the removal of the full-year 2013 financial contribution of Zoetis as well as the impact of the partial-year benefit from the net reduction(4) in shares of Pfizer’s outstanding common stock due to the exchange offer resulted in a $0.04 decrease to the upper and lower ends of Pfizer’s projected range for 2013 Adjusted Diluted EPS(2).

•	Reported Diluted EPS(3):

•

As previously mentioned, the financial results of Zoetis from January 1, 2013 to June 24, 2013 are presented as a discontinued operation and, accordingly, continue to impact full-year 2013 guidance for Reported Diluted EPS(3).

•	Full-year 2013 guidance for Reported Diluted EPS(3) excludes the 80.2% of Zoetis projected financial results from June 24, 2013 through December 31, 2013.

•	Full-year 2013 guidance for Reported Diluted EPS(3) reflects the partial-year benefit of the net reduction(4) in weighted average shares outstanding used to calculate Reported Diluted EPS(3).

•	Full-year 2013 guidance for Reported Diluted EPS(3) was not adjusted to reflect the gain on the disposition of shares of Zoetis common stock.

•

The impact of the removal of the financial contribution of Zoetis from June 24, 2013 through December 31, 2013, as well as the impact of the partial-year benefit of the net reduction(4) in shares of Pfizer’s outstanding common stock due to the exchange offer, did not result in a change to Pfizer’s projected range for 2013 Reported Diluted EPS(3).

Reported Revenues	$50.8 to $52.8 billion (previously $55.3 to $57.3 billion)
Adjusted Cost of Sales(2) as a Percent of Revenues	18.0% to 19.0% (previously 19.0% to 20.0%)
Adjusted SI&A Expenses(2)	$14.2 to $15.2 billion (previously $15.6 to $16.6 billion)
Adjusted R&D Expenses(2)	$6.1 to $6.6 billion (previously $6.5 to $7.0 billion)
Adjusted Other (Income)/Deductions(2)	Approximately $800 million (previously approximately $900 million)
Effective Tax Rate on Adjusted Income(2)	Approximately 28.0%
Reported Diluted EPS(3)	$1.44 to $1.59
Adjusted Diluted EPS(2)	$2.10 to $2.20 (previously $2.14 to $2.24)

(1)	The 2013 financial guidance has been developed using the following estimates, assumptions and approaches:

•

Does not assume the completion of any business development transactions not completed as of March 31, 2013, including any one-time upfront payments associated with such transactions, except for the Zoetis exchange offer.

•	Reflects the impact of the Zoetis exchange offer, except for the gain on the disposition of shares of Zoetis common stock.

•	Excludes the potential effects of the resolution of litigation-related matters not substantially resolved as of March 31, 2013.

•	Assumes exchange rates that are a blend of the actual exchange rates in effect during the first three months of 2013 and the mid-April 2013 exchange rates for the remainder of the year.

The reconciliation of the 2013 Adjusted Income(2) and Adjusted Diluted EPS(2) guidance to the 2013 Reported Net Income Attributable to Pfizer Inc. and Reported Diluted EPS Attributable to Pfizer Inc. common shareholders guidance is as follows:

($ in billions, except per share amounts)
Income/(Expense)	Net Income	Diluted EPS
Adjusted Income/Diluted EPS(2) Guidance	~$14.4-$15.1	~$2.10-$2.20
Purchase accounting impacts of transactions completed as of March 31, 2013	(3.4)	(0.50)
Acquisition-related costs	(0.4 - 0.5)	(0.06 - 0.07)
Certain other items, including non-acquisition-related restructuring costs	(0.5 – 0.8)	(0.08 - 0.12)
Discontinued Operations	0.2	0.03

Reported Net Income Attributable to Pfizer Inc./Diluted EPS(3) Guidance	~$9.9-$11.0	~$1.44-$1.59

(2)

“Adjusted Income” and its components and “Adjusted Diluted Earnings Per Share (EPS)” are defined as reported U.S. generally accepted accounting principles (GAAP) net income(3) and its components and reported diluted EPS(3) excluding purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items. Adjusted Cost of Sales, Adjusted Selling, Informational and Administrative (SI&A) expenses, Adjusted Research and Development (R&D) expenses and Adjusted Other (Income)/Deductions are income statement line items prepared on the same basis, and, therefore, components of the overall adjusted income measure. As described under Adjusted Income in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Pfizer’s Form 10-Q for the fiscal quarter ended March 31, 2013, management uses adjusted income, among other factors, to set performance goals and to measure the performance of the overall company. We believe that investors’ understanding of our performance is enhanced by disclosing this measure. See the accompanying reconciliations of full-year 2013 guidance for adjusted income and adjusted diluted EPS to full-year 2013 guidance for reported net income(3) and reported diluted EPS(3). The adjusted income and its components and adjusted diluted EPS measures are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.
(3)	“Reported Net Income” is defined as net income attributable to Pfizer Inc. in accordance with U.S. GAAP. “Reported Diluted EPS” is defined as reported diluted EPS attributable to Pfizer Inc. common shareholders in accordance with U.S. GAAP.
(4)	The impact of the Zoetis exchange offer on the full-year weighted average shares outstanding also includes the negative impact on anticipated full-year share repurchases because of the prohibition imposed by law on share repurchases during and for 10 business days after the exchange offer period.

About Pfizer Inc.

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more, please visit us at www.pfizer.com.

Disclosure Notice:

The information contained in this release is as of June 24, 2013. Pfizer assumes no obligation to update forward-looking statements in this release as a result of new information or future events or developments.

This release contains forward-looking information, including financial projections for full-year 2013 as well as a projection regarding when the full separation of Zoetis is expected to be accretive on a full-year basis to Pfizer’s earnings per share, that involves substantial risks and uncertainties. Such risks and uncertainties include, among other things, the uncertainties and variables inherent in business operating and financial performance, including, among other things, the outcome of research and development activities; the ability to successfully market existing and new products; competitive developments; general economic, political, business, industry, regulatory and market conditions; and the other risks and uncertainties set forth in Pfizer’s Annual Report on Form 10-K/A for the year ended December 31, 2012 and in its reports on Form 10-Q and 8-K.

Additional Information and Where to Find It

The terms and conditions of the exchange offer are more fully described in a registration statement on Form S-4, that includes a Prospectus, previously filed by Zoetis and a Schedule TO previously filed by Pfizer with the Securities and Exchange Commission (SEC), in each case as amended. The Prospectus contains important information about the exchange offer, Pfizer, Zoetis and related matters, and Pfizer delivered the Prospectus to holders of Pfizer common stock.

The SEC maintains a website that contains reports, proxy statements and other information that Pfizer and Zoetis file electronically with the SEC. The address of that website is http://www.sec.gov. Holders of Pfizer common stock may also obtain a copy of the Prospectus by clicking on the appropriate link on http://www.zoetisexchange.com. Related documents may also be obtained for free from Pfizer at http://www.investor.pfizer.com/ or Zoetis at http://www.zoetis.com/.

Pfizer has retained Georgeson Inc. as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer, you may contact the information agent at 1-866-628-6024 (toll-free in the United States), 1-800-223-2064 (toll-free for banks and brokers), 00800 3814-3814 (toll-free in Sweden) or +1-781-575-3340 (all others outside the U.S.).

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